UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Partners with Datang International Power Generation on PV Project

We, LDK Solar Co., Ltd., have signed an engineering, procurement and construction (EPC) agreement with Datang International Power Generation Co., Ltd. to develop a 20-megawatt (MW) solar project in Qinghai Province, China. Construction of the first 10 MW will commence within this month, and is expected to be completed by the end of September 2011.

Our press release issued on August 10, 2011 is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name: Jack Lai
Title: Chief Financial Officer

Date: August 10, 2011

EXHIBIT 99.2

LDK Solar Partners with Datang International Power Generation on PV Project

XINYU CITY, China and SUNNYVALE, Calif., August 10, 2011 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced that it has signed an engineering, procurement, and construction (EPC) agreement with Datang International Power Generation Co., Ltd. to develop a 20 Megawatt (MW) solar project in the Qinghai province, China.

Construction of the first 10 MW will commence this month and the project is expected to be completed at the end of September 2011.

“We are pleased to partner with an industry leader such as Datang on this PV project. This contract expands LDK’s presence within China’s growing PV market,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar.

About Datang International Power Generation Co., Ltd.

Datang International Power Generation Co., Ltd., together with its subsidiaries, operates as an independent power producer in the People’s Republic of China. It is involved in the development and operation of power plants; and sale of electricity and thermal power; and repair and maintenance of power equipment, as well as in the provision of power-related technical services. The company primarily engages in the business of coal-fired power generation, as well as in hydro, nuclear, and wind power generation and heat supply. It also is involved in producing and selling chemical materials; importing power related fuel and equipment; and water supply, coal mining and trading, and cargo shipping businesses, as well as in the provision of electricity and energy related consultation services and coal chemistry related consultation services. In addition, the company engages in the sale of coal ash and integrated application of solid wastes; wholesale and retail of chemical products; and maintenance of chemical power equipment, as well as in construction and mechanical subcontracting. As of December 31, 2009, it had a total installed capacity of 30,742 MW. The company was formerly known as Beijing Datang Power Generation Company Limited and changed its name to Datang International Power Generation Co., Ltd. in March 2004. Datang International Power Generation Co., Ltd. was incorporated in 1994 and is based in Beijing, the People’s Republic of China. For more information, please visit www.dtpower.com.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement for LDK Solar

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1- 408-245-8801

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